FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of November, 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated November 16, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: November 16, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Jamshedpur, November 14, 2005

Tata Motors Inaugurates New Factory for Manufacturing of Next-Generation Heavy Commercial Vehicles in Jamshedpur

1. The first Indian manufacturer to introduce 300 Horsepower Heavy Commercial Vehicles

2. Rollout of the first Tata Novus Tipper

3. Tata Novus Tipper is slated for launch in December 2005

Tata Motors today announced its entry into next-generation, world-class commercial vehicles with the rollout of the 300 Horsepower Tata Novus Tipper, at its newly built facility in Jamshedpur. At a ceremony, the Honourable Chief Minister of Jharkhand, Shri Arjun Munda inaugurated the state-of-the-art facility for the manufacturing of this new class of heavy commercial vehicles in Tata Motors Jamshedpur Works. The first Tata Novus Tipper was also flagged off amidst fanfare in the presence of state dignitaries and company officials from India and Korea.

With the introduction of the Tata Novus Tipper, Tata Motors is the first Indian manufacturer to offer the highest horsepower heavy commercial vehicle in its class.

Speaking on the occasion, Mr. Ravi Kant, Managing Director said, "The new facility and the customized Tata Novus range bears testimony to the successful integration of Tata Daewoo Commercial Vehicles with Tata Motors. The introduction of the Tata Novus range also reinforces the versatility of the Company, as a manufacturer with the unique ability to develop and introduce on parallel basis, a product line-up straddling sub-tonne mini-trucks to high powered heavy commercial vehicles."

Tata Novus Tipper will be the first in a range of next-generation heavy-duty commercial vehicles to be introduced in India by Tata Motors. The Tata Novus range comprising the Tipper and Tractor models, with additions to the range likely in the near future, is a collaborative effort by engineers at Tata Motors facility in Jamshedpur and Tata Daewoo Commercial Vehicles (TDCV) in Gunsan, South Korea. The Tata Novus range has been optimsed for the Indian market.

The new factory for manufacturing the Tata Novus range is spread over a sprawling 11,300 square meters and is built in a modular fashion permitting ample scope for further expansion. The facility offers the flexibility to adapt and accommodate manufacturing processes for a wide range of heavy commercial vehicles. Hydraulic and pneumatic machines enable greater access to equipment thereby ensuring higher productivity and lesser fatigue and physical strain for the shop-floor operators.

The 300 Horsepower Tata Novus Tipper is a premium fully built ready-to-use vehicle fitted with an 8.3 litre, 6-cylinder Cummins diesel engine. Offering superior performance, enhanced economy by ensuring low operating costs and equipped with world-class safety and comfort features, the Tata Novus Tipper is complimented with a stylish and ergonomically designed cabin. Proven in Korea and over 15 countries, the all-terrain Tata Novus Tipper is the ideal vehicle for mining and construction.

Introduced by TDCV in 2004, the year Tata Motors acquired Daewoo Commercial Vehicles, the Novus range was the first Korean designed and manufactured Euro III compliant truck range to be launched in the Korean market. Having achieved resounding success in its domestic market and creating a significant impact in South Asia, South Africa and the Middle East, the Novus range is all set to enter India.

About Tata Motors

Tata Motors is the world's fifth largest medium and heavy commercial manufacturer, produces more than 150 commercial vehicles with a range of small, light and medium to heavy-duty trucks, bus and tractor-trailers. Tata Motors, with revenues of over US$ 4.7 billion, is one of the flagship Companies of the Tata Group. The Company has a global presence with its facilities in South Korea, South Africa, Senegal and Ukraine. Tata Motors recently acquired 21% equity stake in Hispano Carrocera, the leading bus manufacturing Company thereby expanding its presence in Morocco and Spain.

The Tata Group has a leadership position in Engineering, Materials, Energy, Consumer Products, Services and Communication, Hotel and Information Systems. Over 3 million Tata vehicles ply on Indian roads making TATA a dominant force in the Indian automobile industry.

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For further press queries please contact Mr Debasis Ray at 91 22 5665 7209 Fax: 91 22 5665 7616 or email at: debasis.ray@tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.